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                              February 2, 2001

Via Facsimile
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United States Securities and Exchange Commission
Mail Stop 4-7
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Mr. Jeffrey J. Minton

     RE:  oCen Communications, Inc., File No. 333-32920
          Application for Withdrawal of Registration Statement on Form S-1

Dear Mr. Minton:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, File No. 333-32920 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 21, 2000.

     Pursuant to the Registration Statement, the Registrant proposed to register 3,800,000 shares of its Common Stock, no par value per share (the "Shares"), for issuance to the public. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its shareholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since July 1, 2000.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you should have any questions regarding the foregoing application withdrawal, please contact either Curtis Mo (650) 812-2577 or Peter Buckland
(650) 496-2740 at Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant in connection with the Registration Statement.

                                        Sincerely,

                                        oCen Communications, Inc.

                                        /s/ Alex Liu

                                        Alex Liu, Chief Executive Officer


cc: Curtis Mo, Esq.

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